UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mid Penn Bancorp, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

2407 Park Drive

(Address of Principal Executive Office (Street and Number))

Harrisburg, PA 17110

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Mid Penn Bancorp, Inc. (the “Registrant”) is not able to file its annual report on Form 10-K (the “Form 10-K”) within the prescribed time period as the Registrant is still providing information and documentation to its auditors, RSM US, LLP (“RSM”) in connection with its audit procedures relating to the Registrant’s acquisition of Brunswick Bancorp during the year ended December 31, 2023. The Registrant does not believe these matters could have been completed by the prescribed filing date without unreasonable effort or expense. The Registrant is evaluating if a material weakness in the effectiveness of the Registrant’s internal controls over financial reporting related to its purchase accounting of the Brunswick Bancorp acquisition exists. This delay is not the result of any disagreements with RSM on any accounting matters, financial statement disclosures or auditing procedure.

Although the Form 10-K is not complete, the Registrant expects that the financial statements in the Form 10-K will be materially consistent with the financial information furnished in the earnings release attached as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated January 24, 2024 (the “Earnings Release”). The Registrant further expects that the results of its evaluation, which is still ongoing, will not have a material impact on the financial statements contained in its Quarterly Reports on Form 10-Q for the quarters ended March, 31, 2023, June 30, 2023 or September 30, 2023.

The Registrant expects to file its Form 10-K no later than fifteen calendar days following the due date of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Justin T. Webb	(717)	920-3570
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Registrant does not expect any changes to the financial results it previously furnished in the Earnings Release.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “expects,” “intends” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of management and reflect our current expectations regarding the filing of the 2023 Form 10-K. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the Securities Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Mid Penn Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2024	By	/s/ Justin T. Webb
Justin T. Webb
Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).